THE ALGER FUNDS

360 Park Avenue South

New York, New York 10010

February 23, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward P. Bartz

Re:	Alger Mid Cap Focus Fund, a series of The Alger Funds (File Nos.: 033-04959, 811-01355)

Dear Mr. Bartz:

On behalf of Alger Mid Cap Focus Fund (the “Fund”), a series of The Alger Funds (the “Registrant”), this letter responds to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Mia G. Pillinger by telephone on February 1, 2021 and February 22, 2021, regarding Post-Effective Amendment No. 131 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, which was filed with the Commission on December 18, 2020 (the “Registration Statement”) in order to add a new class of shares, Class Y Shares, to the Fund.

The Staff’s comments have been restated below in italicized text. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. The Registrant plans to file an amendment to the Registration Statement (the “Amendment”) on or about February 26, 2021, in conjunction with the annual update to the Registrant’s registration statement, which includes the other series of the Registrant and the existing share classes of the Fund, in order to (i) reflect changes made in response to the Staff’s comments, (ii) file certain exhibits, and (iii) make certain other non-material revisions. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus Summary—Fund Fees and Expenses

Comment No. 1:

Please confirm whether the contractual fee waiver agreement with Fred Alger Management, LLC (the “Manager”) and disclosed in footnote ** to the fee table provides for recoupment of waived fees and/or reimbursed expenses and, if so, please disclose the terms and conditions of the recoupment in the footnote. Please also file a copy of the contractual fee waiver agreement with the Amendment.

Response No. 1:

The Registrant confirms with respect to the contractual fee waiver agreement that the waived fees and/or reimbursed expenses are subject to recoupment from the Fund. The following disclosure will be added to the relevant footnote in the Amendment:

February 23, 2021

The Manager may, during the term of the contract, recoup any fees waived or expenses reimbursed pursuant to the contract to the extent that such recoupment would not cause the expense ratio to exceed the stated limitation in effect at the time of (i) the waiver or reimbursement and (ii) the recoupment by the Manager, after repayment of the recoupment is taken into account.

The Registrant confirms that it will file a copy of the contractual fee waiver agreement with the Amendment.

Prospectus Summary—Principal Investment Strategy

Comment No. 2:

The second paragraph of the Fund’s principal investment strategy states that for purposes of the Fund’s 80% test, “mid-cap companies” are defined as those companies that, at the time of purchase of the securities, have total market capitalization within the range of (i) companies included in the Russell MidCap Growth Index, as reported by the index at the most recent quarter end, or (ii) $1 billion to $30 billion. Please explain supplementally to the Staff why the Registrant considers a company with a market capitalization in the range of $15 billion to $30 billion to be a “mid-cap company.”

Response No. 2:

In the answer to Question 6 of the Staff’s Frequently Asked Questions about Rule 35d-1, the Staff stated that registrants should consider all pertinent references in developing a definition of the term “mid-capitalization”, such as industry indices. Registrant believes that companies with market capitalizations in the range of $15 billion to $30 billion are appropriately considered mid-cap because of various industry benchmarks that track mid-cap companies. For example, as of December 31, 2020, (i) the Russel Midcap Growth Index included over 50 constituents with market capitalizations over $30 billion, (ii) the Russell Midcap Index included 70 constituents with market capitalizations over $30 billion, (iii) the S&P Midcap 400 Index included seven constituents with market capitalizations over $15 billion, the largest being $25.39 billion, and (iv) the MSCI USA Mid Cap Growth Index included over 20 constituents with market capitalizations over $30 billion.

This response is consistent with the Registrant’s response to the Staff regarding the Fund’s market capitalization ranges when the Fund was launched in 2019.

Comment No. 3:

Please state for the Staff whether the Fund invests in foreign or emerging market securities. If so, and they are principal strategies for the Fund, please disclose so in the Fund’s Principal Investment Strategies and include corresponding risk disclosure.

February 23, 2021

Response No. 3:	The Fund may invest in foreign securities. Registrant will add disclosure regarding these investments to the Fund’s principal investment strategies and corresponding risk disclosure in the Amendment.

Comment No. 4A:

Pursuant to the Fund’s fundamental investment restrictions, the Fund may not invest more than 25% of the value of its total assets in the securities of issuers in any single industry; however, the third paragraph of the Fund’s principal investment strategy states that, “under normal market conditions, the Fund invests at least 25% of its total assets in companies in the following group of industries: Health Care Equipment & Supplies, Health Care Technology, Biotechnology, Life Sciences Tools & Services, and/or Software, as defined by third party sources. The Fund may have 25% or more of its total assets invested in any one of these industries” (emphasis added). Please revise the disclosure to make sure that it is consistent with the Fund’s fundamental investment restrictions.

Response No. 4A:

The Fund’s fundamental investment restriction regarding concentration was inadvertently stated incorrectly in the Registration Statement. The restriction, as will be accurately reflected in the Amendment, is that “the Fund may not invest more than 25% of the value of its total assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC, and provided that the Fund will invest at least 25% of its total assets in the following group of industries: Health Care Equipment & Supplies, Health Care Technology, Biotechnology, Life Sciences Tools & Services, and/or Software, as defined by third party sources” (emphasis added). Additionally, the Fund has been in compliance with its concentration policy since its inception. The disclosure in the Fund’s principal investment strategies is therefore consistent with the Fund’s concentration policy and no changes have been made to the Fund’s policies.

Comment No. 4B:

Please provide a representation to the Staff that the next time the Fund holds a shareholder meeting, it will include a proposal for shareholders to approve the removal of the Fund’s concentration policy.

Response No. 4B:

Subject to any necessary review, findings and approval by the Board of Trustees, at the next meeting of shareholders of the Fund, Registrant shall submit a proposal for shareholders to approve the removal of the Fund’s concentration policy.

Prospectus Summary—Principal Risks

Comment No. 5:

The discussion in the risk entitled “Technology Companies Risk” points more toward software companies than technology companies. Consider either revising the title of this risk to “Software Companies Risk” or

February 23, 2021

revising the language to address the risks surrounding technology companies.

Response No. 5:

The Registrant will revise the disclosure in the “Technology Companies Risk” in the Amendment in order to address the risks surrounding investments in technology companies rather than software companies.

Prospectus—Principal Investment Strategies and Related Risks

Comment No. 6:	The disclosure in the Fund’s statutory prospectus regarding the Fund investing at least 25% of its total assets in certain companies is inconsistent with the disclosure in the Fund’s summary prospectus. Please revise the disclosure so that it is consistent.

Response No. 6:

In the Amendment, the Registrant will revise the disclosure in the Fund’s statutory prospectus to be consistent with the Fund’s summary prospectus. Please also see the Registrant’s response to Comment No. 4.

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Please do not hesitate to contact me at (212) 806-8838 if you have any comments or you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Tina Payne
Tina Payne

cc:	Mia G. Pillinger, Esq., Fred Alger Management, LLC

  Nicole M. Runyan, Esq., Proskauer Rose LLP